10603 W. Sam Houston Pkwy N., Suite 300

Houston, Texas 77064

(713) 849-9911

January 10, 2014

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Stop 4631

Washington, D.C. 20549

RE:	Flotek Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 13, 2013

File No. 1-13270

Dear Mr. O’Brien:

Set forth below is the response of Flotek Industries, Inc., a Delaware corporation (the “Company”), to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2013 (the “Comment Letter”), with respect to the above-referenced filing (the “Filing”). For your convenience, we have repeated in bold face type the comment exactly as set forth in the Comment Letter. The Company’s response to the comment is set forth immediately below the text of the comment. A copy of this letter has been furnished on EDGAR as correspondence.

Form 10-K for the Fiscal Year Ended December 31, 2012

Critical Accounting Policies and Estimates, Page 31

Income Taxes, page 34

1.	We note you reversed $18.6 million of your deferred tax asset valuation allowance in fiscal year 2012. Your disclosure in Note 12 indicates this determination was based on consideration of the objectively verifiable positive evidence for projecting future income, which included primarily determining the average of the pre-tax income of the current and prior two years after adjusting for certain items not indicative of future performance. Given the impact of the reversal of the valuation allowance on your 2012 net income, please expand your disclosure in future filings to quantify and discuss the material positive and negative evidence you considered, along with how it was weighed, in determining that it is more likely than not that your deferred tax assets will be realized. Refer to the guidance in ASC 740-10-30-16 through 30-25.

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

January 10, 2014

Response: A valuation allowance is recorded to reduce previously recorded tax assets when it becomes more-likely-than-not such assets will not be realized. The Company evaluates, at least annually, net operating loss carry forwards and other deferred tax assets and considers all available evidence, both positive and negative, to determine whether a valuation allowance is necessary relative to net operating loss carry forwards and other deferred tax assets. In making this determination, the Company considers cumulative losses in recent years as significant negative evidence. The Company considers recent years to mean the current year plus the two preceding years. The Company considers the recent cumulative income or loss position of its filing groups as objectively verifiable evidence for the projection of future income, which consists primarily of determining the average of the pre-tax income of the current and prior two years after adjusting for certain items not indicative of future performance. Based on this analysis, the Company determines whether a valuation allowance is necessary.

In 2009, general economic deterioration and, in particular, a downturn in the oil and gas industry had a negative impact on earnings. The Company incurred losses and, during the three months ended September 30, 2009, it violated certain debt covenants. As a result, the Company disclosed that it might not be able to continue as a going concern if it was unable to secure additional financing and successfully implement corrective actions to remain listed on the NYSE. The Company was unable to project income from future events or the consideration of tax planning strategies. Accordingly, at September 30, 2009, management determined it was appropriate to record a full valuation allowance against its deferred tax assets.

The Company’s tax filing group with net operating loss carryforwards continued to have operating losses during each quarter of 2010. Beginning with the first quarter of 2011, this tax filing group returned to profitability. Profits continued during each subsequent quarter of 2011 and during each quarter of 2012. As of December 31, 2012, this tax filing group was no longer in a cumulative loss position for the most recent 12-quarter period. The calculated average annual income for this 12-quarter period, adjusted for a nonrecurring impairment of fixed assets in 2010, was $3,047. The calculated average annual income was projected for future years in the loss carryforward period. This projection of income and reversing temporary differences demonstrated that the net operating loss would be fully utilized during the carryforward period.

The Company weighed the negative evidence of the existence of a recent cumulative loss more heavily than the positive evidence of a return to profitability during 2011 and 2012. Not being in a cumulative loss position as of December 31, 2012 removed the significant negative evidence. In addition, the tax filing group now had eight consecutive quarters of profitability, and projections of income based on objectively verifiable positive evidence provided additional positive evidence. The Company also considered other factors, including a determination

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

January 10, 2014

that there were no unsettled circumstances that, if unfavorably resolved, would adversely affect future operations or profit levels in future years and the fact that the Company does not operate in a traditionally cyclical business. Based on the weight of the above positive evidence and a lack of negative evidence, the Company removed the valuation allowance for deferred tax assets of $16.5 million at December 31, 2012 and recognized a reduction of deferred federal income tax expense.

The tax filing group was in a cumulative loss position for the most recent 12-quarter periods ended on March 31, June 30 and September 30, 2012.

The Company will expand its disclosure in future filings to quantify and discuss the material positive and negative evidence considered, along with how it was weighed, in determining that it is more likely than not that its deferred tax assets will be realized.

The Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ H. Richard Walton
H. Richard Walton
Executive Vice President and Chief Financial Officer

cc:	Tracie Towner (SEC)

W. Mark Young (Andrews Kurth LLP)